Exhibit 99.11

New Leadership Announced at TrackPower

New York, New York - Wednesday, February 14, 2001, 11:47 AM EST
     Steve Cussons Becomes President and Chief Executive Officer

The Board of Directors of TrackPower, Inc. (OTCBB: TPWR) are pleased to announce the appointment of Steve Cussons as President & Chief Executive Officer effective immediately. Mr. Cussons has also joined the Board of Directors of the company. Mr. Cussons succeeds John G. Simmonds as President & CEO, however Mr. Simmonds remains as Chairman of the Board.

Mr. Cussons brings a wealth of expertise and experience in the interactive technology field to TrackPower. Mr. Cussons was co-founder of E-Cash Services Inc., a leading ATM Kiosk deployer in Canada, which was acquired by eStation.com Inc. in the fall of 2000. Mr. Cussons is well recognized in the industry as an innovator in developing leading edge opportunities and strategies for the kiosk marketplace. Mr. Cussons will lead TrackPower in executing its new business model, positioning TrackPower as a leader in providing interactive technology in partnership with racetracks throughout the world.

John G. Simmonds, stated, "We are very pleased to have Steve on our management team and welcome the opportunity to work with him. Steve is a superb leader with excellent skills. His experience in the ATM and Kiosk industry strengthens TrackPower's relationships with suppliers and customers."

Mr. Cussons stated that, "This is a very exciting time for TrackPower. Early indicators are very positive regarding TrackPower's business model to deploy kiosks in real-estate environments that provide horseracing enthusiasts access to everything from cash, historical information, printed information, loyalty programs, handicapping products and other content applications that will enhance the relationship between the players and the real estate. Mr. Cussons added, "I am looking forward to implementing this strategy in the first quarter of this year and I believe we can bring promising new revenue streams to the company."

TrackPower, Inc. is currently preparing to launch an enhanced interactive video and information service for horseracing. TrackPower will utilize kiosk technology in the form of ATMs and information kiosks for deployment at racetracks and OTB's. The kiosk/ATM system will deliver information, cash, advertising content, loyalty programs, integrated race information, entries and results, live and archived video, e-commerce and other future applications.

This release includes projections of future results and "forward-looking statements" as that term is defined in Sections 27A of the Securities Act of 1933 as amended (the "Securities Act"'), and Section 21E of the Securities Exchange Act of 1934 as amended (the

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"Exchange Act"'). All statements that are included in this release, other than statements of historical fact, are forward-looking statements. Although management believes that the expectations reflected in these forward-looking statements are reasonable; it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations are disclosed in this release, including, without limitation, in conjunction with those forward-looking statements contained in this release.

Contact:

Steve Cussons
President and CEO
TrackPower, Inc.
905-477-8378 x286

John G. Simmonds
Chairman
TrackPower, Inc.
905-833-3838 x223